CP01:603271_1
               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            Form 10-C

         Report by Issuer of Securities Quoted on NASDAQ
                  Interdealer Quotation System
          Filed pursuant to Section 13 or 15(d) of the
         Securities Exchange Act of 1934 and Rule 13a-17
                      and 15d-17 thereunder

                        Ault Incorporated
         (Exact name of issuer as specified in charter)

        7300 Boone Avenue North, Minneapolis, MN 55428-1028
            (Address of principal executive offices)

                         (612) 493-1900
        (Issuer's telephone number, including area code)

           I. CHANGE IN NUMBER OF SHARES OUTSTANDING
     Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:
1.   Title of security: Common Shares, no par value per share
2.   Number of shares outstanding before the change: 2,145,776
3.   Number of shares outstanding after the change: 3,985,776
4.   Effective date of change: December 18, 1996
5.   Method of change:
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): Public Offering

     Give brief description of transaction: The Company sold 1,600,000 common shares in a public offering that closed on 12/18/96. The Company sold an additional 240,000 on 12/31/96 pursuant to the exercise of the underwriters' over-allotment option.

                  II. CHANGE IN NAME OF ISSUER

1.   Name prior to change:
2.   Name after change:
3.   Effective date of charter amendment changing name:
4.   Date of shareholder approval of change, if required:

Date:      January 14, 1997   /s/Frederick M. Green
                              Frederick M. Green, President and
                                Chief Executive Officer
                              (Officer's signature & title)